BOSTON OMAHA CORPORATION

1601 Dodge Street, Suite 3300

Omaha, NE  68102

May 9, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Attention: Division of Corporation Finance Office of Real Estate & Construction -

                 Ms. Nana Akyire McLean and Mr. Jeffrey Gabor

Re:      Boston Omaha Corporation, Registration Statement on Form S-3 (File No. 333-264470)

Acceleration Request

Requested Date:  May 11, 2022

Requested Time:  4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Boston Omaha Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 11, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gennari Aronson, LLP, by calling Neil H. Aronson at (781) 719-9803.  Thank you for your continued assistance.

Sincerely yours,

/s/ Joshua P. Weisenburger

Joshua P. Weisenburger

Chief Financial Officer

cc:        Neil H. Aronson, Esq., Gennari Aronson, LLP